Luby’s Restaurants Limited Partnership

13111 NW Freeway

Suite 600

Houston, Texas 77040

(713)329-6800

www.lubys.com

April 13, 2010

Via UPS Overnight and Via Facsimile

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention:	Linda Cvrkel
Branch Chief

Ladies and Gentlemen:

Set forth below is the response of Luby’s, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 26, 2009, and related matters contained in a letter from the Staff to Mr. Christopher J. Pappas, Chief Executive Officer of the Company, dated March 29, 2010.

Annual Report on Form 10-K for the Fiscal Year Ended August 26, 2009

Item 6. Selected Financial Data, page 15

1.	We refer to footnote (b) in which you disclose the restaurants closed outside of the 2003 plan have not been reclassified or reported as discontinued operations. We further note from page 45 that restaurants closed within a store closure plan are classified as discontinued operations. Please provide us with further details on closed restaurants that have not been, nor will be, classified as discontinued operations. Your response should include why any restaurants not classified as discontinued operations and the authoritative accounting guidance that supports your conclusions. Please revise future filings to clearly disclose your accounting policies with regards to discontinued operations.

RESPONSE: Stores we close, but do not classify as discontinued operations follow the implementation guidance in ASC 205-20-55 because cash flows are expected to be generated by the on going entity. When we close one to a few stores within a year, our intent and expectations are to open stores in other locations in the future. There is some migration of customer traffic to existing locations and ultimately the majority of sales lost by closing these stores will be eventually be replaced by sales from new and existing locations.

Stores we close and classify as discontinued operations are significant in the number of stores closed. We believe the majority of cash flows lost will not be recovered and generated by the on going entity. The stores

Letter to United States Securities and Exchange Commission

April 13, 2010

to be closed are included in a closure plan approved by our board of directors. We believe the majority of sales lost by closing a significant number of stores within a short period of time will not be recovered. In addition, there will not be any on going involvement or significant cash flows from the closed stores.

We will revise future filings to more clearly disclose our accounting policies regarding discontinued operations disclosures currently included on pages 15 and 45 to include the above language and better clarify our accounting policies.

Results of Operations, page 19

Fiscal Year 2009 (52 weeks) compared to Fiscal Year 2008 (52 weeks), page 19

Other Income, net, page 20

2.	We note that other income, net includes amounts related to gift card breakage and sales tax discounts. As both gift cards and sales tax appear related to income from operations, it is unclear why such amounts are included in other income, net outside of operations. Please advise. Alternatively, please revise future filings to present such amount as a part of income from operations.

RESPONSE: We include gift certificate breakage and sales tax discounts in other income, net because we do not believe the income is related to income from operations. When a gift card or gift certificate is sold, we record the cash received as a liability. Only when the gift card or gift certificate is redeemed at our restaurant for food do we record a sale or revenue for the amount of the redemption. The transaction related to the gift certificate breakage recognizes the reduction in our liability when the likelihood of redemption or sale related to that gift certificate is remote. Sales tax discounts are also related to a reduction in a liability rather than an operating expense. Our sales tax liability is created when we collect sales taxes from our customers at our restaurants and does not increase revenue. We make a corporate decision to prepay sales taxes based on cash availability and cost of our debt and believe the discount is more a financing decision rather than an operating decision. For our fiscal year 2009 ended August 26, 2009, the amounts recorded in other income for gift certificate breakage and sales tax discount were $230,000 and $396,000, respectively. We believe amounts for gift card breakage and sales tax discounts should be included in other income instead of income from operations since income from operations should include transactions more directly related to our restaurant operations.

Critical Accounting Policies – Impairment of Long-Lived Assets, page 31

3.	Reference is made to your consolidated financial statements that reflect material long-lived asset impairments in the last three fiscal years. We note your disclosure herein that “the span of time which future cash flows are estimated is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected….can vary within a wide range of outcomes.” Furthermore, we also note you accounting policy (note 1 – pg. 43) provides that an evaluation of impairment uses three or more years of negative cash flows on a restaurant-by-restaurant basis.

As long-lived assets represents a substantive amount of your total consolidated assets and in view of the significant declining trend in your operating results as well as your disclosures we cite above that appear to provide an insufficient basis for an investor to clearly evaluate and analyze your critical accounting estimates with respect to long-lived assets, we believe your disclosures can be more useful and robust to provide greater insight into the quality and variability of information regarding financial condition and operating performance as follows:

•

As the span of time to estimate cash flows is lengthy and assumptions and estimates can vary within a wide range, please disclose (i) the range of time span used; (ii) how and why the assumption and estimates can widely vary; (iii) why the assumptions and estimates bear the risk of change; (iv) the uncertainties surrounding your current assumptions and estimates and whether it is reasonably likely they may change in the future.

Letter to United States Securities and Exchange Commission

April 13, 2010

•

Please include a quantified sensitivity analysis that depicts the impact of material changes in your material assumptions and estimates, so that an investor can ascertain the effect that may occur if current assumptions and estimates would change.

Furthermore, as you use three or more years of negative cash flows as an indicator of impairment, we believe additional tabular disclosure providing a roll-forward of information for each of the three fiscal years, as cited below, will provide useful, relevant and informative data in assisting investors in their analysis. This tabular disclosure should contain information for restaurants with three years of negative cash flows including additional restaurants that begin to have three years of negative cash flows in each fiscal year as well as deletions for restaurants that no longer have three years of negative cash flows during a specific fiscal year. In addition, we believe that an additional table, also cited below, that details the amount of impairments recognized in each fiscal year in total amount and as a percentage (%) of that fiscal years carrying amount of long-lived assets that have three or more years of negative cash flows also provides additional information aiding investors in their detailed analysis.

	# of Restaurants with Three Years of Negative Cash Flows	Aggregate Carrying Value of Long-Lived Assets
Beginning of Fiscal Year (1, 2 and 3)
Plus: Additions during Year
Less: Deletions during Year
End of Fiscal Year (1, 2 and 3)

	Amount of Impairment	Percentage (%) of Impairment to FYE Carrying Value of Long- Lived Assets
Total - Fiscal Year 1
Total - Fiscal Year 2
Total - Fiscal Year 3

Letter to United States Securities and Exchange Commission

April 13, 2010

In addition, where significant changes occur on a year-to-year basis between the amounts of impairment relative to the total carrying value of long-lived assets with three or more years of negative cash flows, please also disclose the reasons including any material changes made in your assumptions and estimates on a year-to-year basis. Please also refer to the additional guidance provided in Section V of financial Reporting Release No. 72 (FR-72 or Release No 33-8350). Please consider our suggestions and revise accordingly.

RESPONSE: We monitor the cash flows generated from our properties and initiate improvement processes or close procedures as necessary. Properties either improve and begin to generate positive cash flows or do not improve and are closed.

One of our monitoring tools is a rolling 3 year cash flow model. Generally, a property improves or we close the property before the property generates 3 years of negative cash flows. Therefore, we will delete the specific reference to three or more years of negative cash flows in future filings.

We will ensure future filings clearly indicate the factors we analyze to determine if an impairment is required. Such factors include market and economic conditions surrounding the property, the condition of the property and future needs for capital expenditures, the terms of the lease if applicable, fair market value of the existing property in terms of comparable properties for sale and other alternate or replacement properties and past and expected future cash flows generated by the property.

All the previous mentioned factors are analyzed to estimate expected future cash flows and the number of future years can vary significantly between properties. We may use a 20 to 25 year forecast for newer properties, but use a 5 – 10 year forecast for older properties. Changes in economic conditions surrounding each location may cause the actual results to vary materially from the estimated results. The time span used is specific to each location and may vary due to lease commitments, management plans, and unexpected variance from estimated results. There is an inherent risk of change associated with the range of time and assumptions used to estimate the future cash flows due to potential changes in business conditions, risks and opportunities. Management’s assumptions related to restaurant unit sales, profitability, disposal costs and proceeds may vary from actual results.

Impairment of Long-Lived Assets on page 31 and 43 will be revised to read as follows:

We periodically evaluate long-lived assets held for use and held for sale, whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. We analyze historical cash flows of operating locations and compare results of poorer performing locations to more profitable locations. We also analyze lease terms, condition of the assets and related need for capital expenditures or repairs, construction activity in the surrounding area as well as the economic and market conditions in the surrounding area.

For assets held for use, we estimate future cash flows using assumptions based on possible outcomes of the areas analyzed. If the undiscounted future cash flows are less than the carrying value of our location’s assets, we record an impairment based on an estimate of discounted cash flows. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management’s subjective judgments. Assumptions and estimates used include operating results, changes in working capital, discount rate, growth rate, anticipated net proceeds from disposition of the property and if applicable, lease terms. The span of time for which future cash flows are estimated is often lengthy, increasing the sensitivity to assumptions made. The time span is longer and could be 20 to 25 years for newer properties, but only 5 to 10 years for older properties. Depending on the assumptions and estimates used, the estimated future cash

Letter to United States Securities and Exchange Commission

April 13, 2010

flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows. The measurement for such an impairment loss is then based on the fair value of the asset as determined by discounted cash flows. We operate approximately 100 restaurants and periodically experience unanticipated changes in our assumptions and estimates. Those changes could have a significant impact on discounted cash flow models with a corresponding significant impact on the measurement of an impairment. We believe we have approximately, $     m in net carrying value of assets held for use where it is reasonably possible for an impairment charge to be taken over the next 12 months. Gains are not recorded or realized until the assets are disposed.

Property Held for Sale, page 32 and 43 will be revised as follows:

We periodically review long-lived assets against our plans to retain or ultimately dispose of properties. If we decide to dispose of a property, it will be moved to property held for sale and actively marketed. Property held for sale is recorded at amounts not in excess of what management currently expects to receive upon sale, less costs of disposal. We analyze market conditions each reporting period and record additional impairments due to declines in market values of like assets. The fair value of the property is determined by observable inputs such as appraisals and prices of comparable properties in active markets for assets like ours. Gains are not recorded or realized until the properties are disposed.

Financial Statements, page 36

Notes to Consolidated Financial Statements, page 42

Note 10. Debt, page 56

First Amendment to 2007 Revolving Credit Facility, page 56

4.	We note that on November 9, 2009, the company amended the revolving credit facility and reduced the aggregate amount of the line. In this regard, management disclosed that it expects to write-off a portion of the unamortized pre-paid financing fees as a result of the reduction in facility size in accordance with ASC Topic 470-50-40-21c. We further note that on March 18, 2009, the company also amended the revolving credit facility, reducing the facility size. Please confirm that the amount of the unamortized deferred financing fees associated with the portion of the facility that was reduced was written off in accordance with ASC Topic 470-50-40-21c. If such fees were not written off, please provide us with the basis that supports your conclusions and the authoritative accounting guidance you relied upon.

RESPONSE: We confirm the amount of the unamortized deferred financing fees associated with the reduction in facility size of revolving credit facility amended on March 18, 2009 was written off in accordance with ASC Topic 470-50-40-21c using the product of the remaining term and the maximum available credit of the old arrangement compared to the new arrangement. The amount of the write off in the third quarter of fiscal year 2009 was $114,105.

The write off the unamortized deferred financing fees associated with the reduction in the credit facility due to the amendment on November 9, 2009 was a first quarter transaction. However, the first quarter write off was based only on the decrease in the maximum available credit between the old and new arrangements and not the difference in product of the maximum available credit and the remaining term between the old and new agreements. The amount of the write off in the first quarter was $54,145, but should have been $95,329. We analyzed the materiality of the difference, determined the difference was not material and will correct the write off of unamortized deferred financing fees associated with the old arrangement along with the revised amortization expense in the third quarter of fiscal year 2010.

Letter to United States Securities and Exchange Commission

April 13, 2010

Signatures, page 76

5.	Please confirm that in future filings you will include the signature of your principal accounting officer or controller in the second signature block. If someone is signing, in more that one capacity, please indicate each capacity in which he or she has signed.

RESPONSE: We confirm in future filings we will indicate each capacity in which a person has signed. In future filings we will indicate that K. Scott Gray is Senior Vice President, Chief Financial Officer and Principal Accounting Officer.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do no foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ K. Scott Gray
K. Scott Gray
Senior Vice President and
Chief Financial Officer